DRC RESOURCES CORPORATION

PRESS RELEASE

UPDATE ON 100% - OWNED AFTON PROJECT

EXCELLENT PROGRESS CONTINUES

AHEAD OF SCHEDULE AND UNDER BUDGET

May 19, 2005, Vancouver, British Columbia – DRC Resources Corporation (DRC:TSX; DRJ:AMEX) is pleased to provide an update on the Company’s underground exploration and development program at its 100%-owned Afton copper-gold project, Kamloops, British Columbia, Canada.

The underground exploration decline has now been completed to a distance of more than 890 metres.  This represents more than 70% completion of the main portion of the decline and approximately 45% of the total planned decline work.  Ground conditions continue to be better than anticipated.  The decline provides the necessary access to complete an underground diamond drilling program, designed to increase the confidence level in the copper-gold mineralization such that (in conjunction with completion of a feasibility study) the resources can be upgraded to reserves.  In addition, the decline will cross-cut through the mineralization in order to provide the geotechnical and metallurgical information required to determine mining methods and mill design.

The underground diamond drilling is being accomplished by a 20,000 metre program, which is approximately 33% complete.  Results will be released on a sectional basis in order to compare the actual results to those projected by the resource model.  It is anticipated that the first complete set of sectional results will be available for release in the near future.

The work being conducted underground will provide the data required to complete a feasibility study to examine the capital requirements and potential economics of developing a new underground mine, with new mill facilities.  The total costs of this study and underground work are forecast to be $18 million, of which approximately $7 million has been spent.

In providing this update, President and CEO Chris Bradbrook stated, “We continue to be extremely pleased by the progress made to date at the Afton copper-gold project.  Work is approximately one month ahead of schedule and approximately 10% under budget.  We are excited by the potential to turn this deposit into a new underground mine, with new mill facilities.  We are optimistic about the potential of this deposit and of the region as a whole, which is receiving an increasing degree of recognition by the mining industry.  The recent announcement of Teck Cominco Limited’s renewed participation in the area was good news.”

To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold (Advanced Scoping Study, February 2004, Behre Dolbear and Company Ltd.).  The 2004 advanced scoping study suggested that the project has very attractive economics at metal prices as low as US$0.85 per lb copper, and US$375 per ounce gold.  According to the British Columbia Ministry of Energy &

Mines, the Afton Project is the largest advanced stage exploration project in South Central B.C.

DRC is in excellent financial condition with cash of more than $21 million (at 31/03/05) and no debt.  The company has only 14.4 million shares outstanding and 16.2 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.